SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We received awards for favorable and innovative conditions in the financing of three aircraft

We received the “Aircraft Leasing Deal of The Year” for the third consecutive year by the magazine Jane’s Transport, an operation also recognized as the most innovative of the year

São Paulo, January 4th, 2011 – We received the award for the 2010 “Aircraft Leasing Deal of The Year” presented by the British magazine Jane’s Transport. We were the Latin American airline company with the most favorable conditions for the financing of three A319 aircraft last year with Airbus through operational leasing, which was also recognized as the most innovative of the year. The honor was recently handed in a ceremony in London to our Vice President of Contracts and Supply, Mr. José Zaidan Maluf.

The operation is called SOL (Spanish Operating Lease) and it was structured and financed by the banks Santander and BNP Paribas, receiving financial guarantees from ECA (European Credit Agency), which for the first time guaranteed a financing in this modality (SOL) contracted by a Latin American airline company.

We received the "Aircraft Leasing Deal of The Year" award by the third consecutive year, due to the good economical conditions that the SOL operation presented compared to other leasing operations contracted in the same year. The same operation was awarded with the prize of most innovative of the year.

“We have received these awards as a recognition for the financial strength that TAM has presented in its financial statements, as well as the dedication of our team in the relation with suppliers and financial institutions”, emphasizes José Zaidan Maluf.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42,6% domestic market share and 85,7% international market share in November 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 87 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 4, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.